[redacted]

13026326

S
E COMMISSION
0549

SEC
Mail Processing
Section
NOV 27 2013
Washington DC
404

12/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N.SAM HOUSTON PKWY W. STE 150
(No. and Street)

HOUSTON (City) TX (State) 77067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JENNIFER POLITO 832-601-7602
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HEIN & ASSOCAITES LLP
(Name - *if individual, state last, first, middle name*)

500 W DALLAS STREET, STE 2500 (Address) HOUSTON (City) TX (State) 77002 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/17/13

OATH OR AFFIRMATION

I, Kenneth Ray Olive, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Oil & Gas Asset Clearinghouse II, LLC, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH ECOTT
Notary Public, State of Texas
Commission Expires
March 07, 2015

Signature

President/Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2013

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

INDEX

HEIN

Hein & Associates LLP
500 Dallas Street
Suite 2500
Houston, Texas 77002

www.heincpa.com
p 713.850.9814
f 713.850.0725

Independent Auditor's Report

To the Board of Directors & Management
The Oil & Gas Asset Clearinghouse II, LLC
Houston, Texas

Report on the Financial Statements

We have audited the accompanying financial statements of The Oil & Gas Asset Clearinghouse II, LLC which comprise the statement of financial condition as of September 30, 2013, and the related statement of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Oil & Gas Asset Clearinghouse II, LLC and Subsidiaries as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Supplemental Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Supplemental Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Hein + Associates LLP

Hein & Associates LLP

Houston, Texas
November 26, 2013

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

ASSETS

Assets:		
Cash and cash equivalents	$	17,543
Prepaid expenses		12,714
Total Assets	$	30,257

LIABILITIES AND MEMBERS' EQUITY

Liabilities	$	–
Commitments and Contingencies	$	–
Members' Equity:		30,257
Total Liabilities and Members' Equity	$	30,257

See accompanying notes to these financial statements.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2013

Revenues:		
Auction Commissions	$	8,828,555
Retention Fees	$	208,880
Total Revenues	$	9,037,435
Cost of Goods Sold	$	2,162,816
Gross Profit	$	6,874,619
Operating Expenses:		
Management service fees	$	166,566
Administrative fees	$	22,625
Regulatory fees	$	20,172
Occupancy fees	$	6,663
General and administrative	$	4,104,943
Total Operating Expenses	$	4,320,969
Tax Expense	$	34,804
Net Income	$	2,518,847

See accompanying notes to these financial statements.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

STATEMENT OF MEMBERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2013

	Common Stock		Additional Paid-In	Accumulated	Receivable		Total
	Shares	Amount	Capital	Earnings	from affiliate	Members' Equity	Members' Equity
Balances, October 1, 2012	1,000	$ 10	$ 47,237	$ (8,285)	$ (11,823)		$ 27,139
Conversion from C-Corp to LLC	(1,000)	$ (10)	$ (47,237)	$ 8,285		$ 38,962	$ -
Net Income						$ 2,518,846	$ 2,518,846
Intercompany Receivable					$ (2,515,728)		$ (2,515,728)
Balances, September 30, 2013	-	$ -	$ -	$ -	$ (2,527,551)	$ 2,557,808	$ 30,257

See accompanying notes to these financial statements.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2013

Operating Activities:		
Net income	$	2,518,846
Adjustments to reconcile net income to net cash used/ provided by operating activities:		
Deferred tax expense	$	7,546
Increase in receivable from affiliate	$	(2,515,728)
Increase in prepaid expense	$	(10,664)
Net cash used in or provided by net operating		-
Change in Cash and Cash Equivalents	$	-
Cash and Cash Equivalents, beginning of year	$	17,543
Cash and Cash Equivalents, end of year	$	17,543

See accompanying notes to these financial statements.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

NOTES TO FINANCIAL STATEMENTS

1. **BUSINESS:**

The Oil & Gas Asset Clearinghouse II, LLC (the "Clearinghouse" or the "Company") was incorporated in the state of Delaware on January 1, 2005. The Company is a registered direct participation program broker-dealer under the Securities Exchange Act of 1934 (the "Securities Act"). The Company is a wholly owned subsidiary of Marketplace Holdings, LLC, a wholly owned subsidiary of P2 Acquisition LLC (P2).

The Company entered into a Management Services Agreement (MSA) with The Oil and Gas Clearinghouse, LLC (OGAC) in October 2009. Under the terms of the MSA, OGAC pays the Company a monthly retention fee in exchange for use of the broker-dealer license in its auction and negotiated transactions operations. The Company, which has no employees or facilities of its own, records OGAC monthly management service, administrative, and occupancy fees in exchange for administrative, payroll, and other services. The MSA renews automatically for successive one-year periods unless terminated by either party upon 30 to 180 days advance notice.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure they consistently report their financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification ™ sometimes referred to as the Codification or ASC.

On December 23, 2011, Financial Industry Regulatory Authority ("FINRA") issued to the Company its Report on the Examination of the Company (the "Audit Exit Report") resulting from an audit of the books, records and operations of the Company (and OGAC) conducted by FINRA. In the Audit Exit Report, FINRA cited the Company for two pertinent violations (there were other citations but each of those were resolved by the Company and FINRA in November 2012): (i) that the Company was not in compliance with FINRA Rule 2010 (Standards of Commercial Honor and Principals of Trade) for failing to "establish an adequate system to determine whether or not the products and services offered by OGAC are securities" and (ii) that the Company was not in compliance with FINRA Rule 17a-3 (Records) for failing to include in its books and records the revenue generated by OGAC as a result of "its auction and negotiated transaction operations".

Due to these FINRA findings, in November 2012, the Company has proposed to FINRA and the SEC a change of control. In the proposal, The Petroleum Clearinghouse, Inc. will merge in and with its parent holding company, Petroleum Clearinghouse Holdings, Inc. Once complete the name will change to The Oil & Gas Asset Clearinghouse II, LLC. The purpose of the proposed merger is to (i) expand the operations of the Company to include all auction sales and activities, including those currently being conducted by The Oil & Gas Asset Clearinghouse, LLC, (ii) to respond to and incorporate, accounting matters raised by FINRA the above mentioned audit and (iii) to simplify the organization of P2 Acquisition, LLC, the ultimate parent of the Company. This proposal was accepted by FINRA on March 20, 2013.

2. **<u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>:**

<u>Use of Estimates</u> – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u> – The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

<u>Revenue Recognition and expenses</u> – The Company generates revenue by providing dealer/manager services to affiliates. The Company receives a set monthly retention fee as specified in the MSA with OGAC. Revenue is recognized as earned. All auction related revenues/expenses are initially incurred by OGAC and billed to the Company under the MSA agreement. As a result, the Company does not pay or retain any cash from revenues recorded or expenses incurred. The Company records a net payable/receivable to OGAC for the difference between revenues generated from the Company's auctions and expenses incurred on behalf of the Company by OGAC. In accordance with the MSA, OGAC allocates to the Company general and administrative costs based upon the proportion of the Company's auction revenues to OGAC's total revenues. The proportion of the Company's revenue percentage is then multiplied by OGAC's total general administrative costs and allocated to the Company. The Company has recorded the net receivable from OGAC as a contra equity account at September 30, 2013.

<u>Income Taxes</u> – In December of 2012, the Company converted from a C-corporation to a limited liability company. As a limited liability company, no provision for federal income taxes has been made in the Company's financial statements as the Company is a disregarded entity for income tax purposes and is not subject to federal income tax. As a result of the conversion, the Company wrote-off $7,546 of deferred tax assets that no longer had any future value after the conversion

The results of operations are included in the tax returns of the members. Certain transactions of the Company may be subject to accounting methods for income tax purposes which differ from the accounting methods used in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Accordingly, the net income or loss of the Company and the resulting balances in members' capital accounts reported for income tax purposes may differ from balances reported for those same items in the accompanying financial statements. The Company's tax return and the amount of allocable income or loss are subject to examination by federal and state taxing authorities. If such examinations result in changes to income or loss, the tax liability of the members would be changed accordingly. The Company is not aware of any uncertain tax positions at September 30, 2013.

The Company is subject to the Texas state margin tax and incurred approximately $27,000 of margin taxes in fiscal year 2013.

2. **<u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)</u>**:

Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and payable to affiliate. The Company places its cash with financial institutions that management believes are creditworthy.

3. **<u>NET CAPITAL</u>**:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act, the Company is required to maintain a minimum net capital of $5,000. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined by the Securities Act, shall not exceed 15:1. As of September 30, 2013, the excess net capital of the Clearinghouse was $12,543, and the Company was in compliance with the minimum net capital requirements and the related net capital ratio.

4. **<u>RECEIVABLE FROM/PAYABLE TO AFFILIATE</u>**:

The receivable from affiliate of $2,527,551 at September 30, 2013 results from the net transactions pursuant to the MSA with OGAC. For financial reporting purposes, the receivable is classified as a contra-equity account rather than as an asset due to the nature of the receivable with a related party; and the fact that repayment and other terms may be modified at the discretion of related parties.

For the purposes the Net Capital calculation, the intercompany receivable is classified as a non-allowable asset (i.e assets not readily convertible to cash consistent with Rule 15c3-1(c)(2)).

Additionally, the Company recognized $208,880 of retention fee revenue from OGAC. This amount relates to revenue for the Company holding its broker dealer license.

5. **<u>SUBSEQUENT EVENTS</u>**:

The Company evaluated subsequent events after the balance sheet date of September 30, 2013 through November 26, 2013, the date that the financial statements were available to be issued.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF SEPTEMBER 30, 2013

MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 2,557,808
LESS NON-ALLOWABLE ASSETS:	
Prepaid expenses	(12,714)
Receivable from affiliate	(2,527,551)
Net capital	17,543
NET CAPITAL REQUIREMENT:	
The greater of $5,000, or aggregate indebtedness not to exceed 1,500% of net capital	5,000
EXCESS NET CAPITAL	$ 12,543

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of September 30, 2013 agrees with the above computation.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

SCHEDULE II – OTHER REQUIRED INFORMATION

SEPTEMBER 30, 2013

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

SEPTEMBER 30, 2013

HEIN

Hein & Associates LLP
500 Dallas Street
Suite 2500
Houston, Texas 77002

www.heincpa.com
p 713.850.9814
f 713.850.0725

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors & Management
The Oil & Gas Asset Clearinghouse II, LLC
Houston, Texas

In planning and performing our audit of the financial statements of The Oil & Gas Asset Clearinghouse II, LLC (the Company), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We consider the following deficiency in the Company's internal control to be a material weakness:

The Company's Accounting/Financial Reporting Function

Due to the Company's size and complexity, the Company has one full-time accounting person on staff. As a result, the Company has not properly segregated duties as the one individual initiates, authorizes, and completes all journal entry transactions and prepares the financial statements. The Company has not implemented measures that would prevent the individual from overriding internal controls over financial reporting. The Company conducts senior management reviews of the financial statements as a whole; however the review is not in a level of detail that would detect material misstatements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein + Associates LLP

Hein & Associates LLP

Houston, Texas
November 26, 2013

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

INDEPENDENT ACCOUNTANT'S REPORT

SEPTEMBER 30, 2013

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

HEIN

Hein & Associates LLP
500 Dallas Street
Suite 2500
Houston, Texas 77002

www.heincpa.com
p 713.850.9814
f 713.850.0725

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Management
The Oil & Gas Asset Clearinghouse II, LLC
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7 see attached at Exhibit A) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by The Oil & Gas Asset Clearinghouse II, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc, SIPC, solely to assist you and the other specified parties in evaluating The Oil & Gas Asset Clearinghouse II, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with general ledger disbursement details and copies of cancelled checks, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the fiscal year ended September 30, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting general ledger details, noting no differences;
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related general ledger details supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein + Associates LLP

Hein & Associates LLP

Houston, Texas
November 26, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 9/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046630 FINRA SEP
THE OIL & GAS ASSET CLEARINGHOUSE II LLC
PO BOX 671787
HOUSTON TX 77267-1787

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 20,908.50

B. Less payment made with SIPC-6 filed (exclude interest) (7,668.54)

4/29/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13,239.96

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,239.96

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,239.96

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Oil & Gas Asset Clearinghouse II, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of November, 2013.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2012
and ending 9/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,828,555
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	127,231
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	129,044
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Mgmt Agreement between OGAC II and sister company (OGAC) dollar for dollar reimbursements (Deductions in excess of $100,000 require documentation)	208,879
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	
Total deductions	465,154
2d. SIPC Net Operating Revenues	$ 8,363,401.00
2e. General Assessment @ .0025	$ 20,908.50

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